Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Appointment of Independent Director

BEIJING, June 9, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Mr. Paul L. Gillis has been appointed as independent director to the Company’s board of directors (the “Board”), effective June 8, 2020. Mr. Paul L. Gillis will serve as the chairperson of the Board’s audit committee and audit committee financial expert.

Mr. Paul L. Gillis has served as a professor of accounting at Peking University Guanghua School of Management since 2007 and served as a co-director of International MBA program from 2011 to 2019. Since 2012, he has also served as a current affairs commentator at China Global Television Network, an international English-language news channel, and China Radio International, an international radio broadcaster. Mr. Paul L. Gillis is widely recognized by magazines such as The Accountant and International Financial Law Review as a leading expert in financial accounting, and has amassed substantial experience in the accounting industry. In 2004, he retired as a partner of PricewaterhouseCoopers following a 28-year career in the United States, Singapore and China. From 2011 to 2013, Mr. Paul L. Gillis served as member of Standing Advisory Group of the Public Company Accounting Oversight Board. From 2009 to 2012, he also served as an independent director and chairman of audit committee at Pansoft Company Limited (Nasdaq: PSOF). Mr. Paul L. Gillis received his bachelor’s degree in accounting from Western Colorado University in 1975, his master’s degree in accounting from Colorado State University in 1976, his master’s degree in intercultural studies from Fuller Theological Seminary in 2007 and his Ph.D. degree in accounting from Macquarie Graduate School of Management in 2011.

Ms. Hua Zhou, Chairperson of the Board and Chief Executive Officer, commented, “We are pleased to welcome Mr. Gillis to join the Board. His senior management and board level background, coupled with his extensive experience in accounting and finance, will be invaluable to us as we continue with our efforts to increase our customer base in the fintech sector as well as to further enhance our board independence, internal control and the quality of our financial reporting. We are fortunate to be able to call on the talent and experience of Mr. Gillis.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428